                                             Filed by Dura Pharmaceuticals, Inc.
                                                  Pursuant to Rule 425 under the
                                         Securities Act of 1933 and deemed filed
                                                         pursuant to Rule 14a-12
                        Subject Company: Spiros Development Corporation II, Inc.
                                                        Commission No. 000-23501



                           DURA PHARMACEUTICALS, INC.
              2Q00 EARNINGS AND REFOCUSED STRATEGY CONFERENCE CALL
                             Tuesday, July 25, 2000
                         5:30 a.m. Pacific Daylight Time


OPERATOR:

Welcome to today's conference call with Dura Pharmaceuticals. Participating from Dura will be Cam Garner, Dura's Chairman and Chief Executive Officer, Bob Whitehead, Dura's President and Chief Operating Officer, and Mike Borer, Dura's Senior Vice President and Chief Financial Officer. Mr. Borer, please begin.

MIKE:

Good morning! Thank you for participating in Dura's conference call for the announcement of our Second Quarter 2000 Financial Results and discussion around the announcement of a significant refocusing of the Company's strategy. The two press releases issued yesterday afternoon will be the basis of our call. We will proceed as follows: I will review the financial results of the second quarter, Cam will outline our refocused strategy and provide some detail regarding the immediate impact on the Spiros-Registered Trademark- technology, Bob will provide an update on commercial operations, both current results as well as prospects moving forward, I will discuss our


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new financial targets going forward, and then Cam will summarize. After our prepared presentation, we will be available to answer your questions.

Before we proceed, I would like to share with you our policy regarding forward-looking statements. Except for the historical and factual information discussed in this call, statements made during this telephone conference may constitute forward-looking statements, including targets, estimates, plans, expectations, goals and projections, which involve risks and uncertainties. Those risks and uncertainties include, among others: the effectiveness of our sales forces in promoting our products, our ability to acquire marketed products, risks associated with the successful development and commercialization of the inhaled insulin product candidate and our Spiros-Registered Trademark- S2 technology, our dependence on third parties for manufacturing and development, the competitiveness of the pharmaceutical industry, the successful completion of the merger with Spiros Development Corporation II, Inc. and other risks detailed from time to time in our filings with the Securities and Exchange Commission. Actual results may differ materially from those projected, including future growth in product sales and earnings. Any forward-looking statements represent our judgment as of the date and time of this call. We do not intend to update any such forward-looking statements at any time.

                            FINANCIAL REVIEW FOR 2Q00

Now, I will share with you the details of our second quarter 2000 results that we announced yesterday.


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-    Net income and earnings for the second quarter both increased over the second quarter of 1999 by 24% to $9.4 million and $0.21, per share respectively, with EPS exceeding First Call consensus of $0.18 by $0.03. The results were achieved with strong year over year growth from our promoted products along with prudent investment in our sales and marketing assets. We are pleased with our results for the quarter as they were achieved while launching Alocril-TM- and Ocuflox-Registered Trademark-, and in the face of a weak flu season in the early part of the year.

- Pharmaceutical sales totaled $60.9 million for the second quarter of 2000, an increase of 19% over the second quarter of 1999. In a few moments, Bob will comment more specifically on individual product performance in the quarter and our product goals for 2000.

- Dura continued to post strong gross margins on pharmaceutical sales, which were 80.4% for the second quarter, up slightly from the 1999 quarter. With the continued strong growth of our hospital products, we expect gross margins moving forward to fluctuate between 78% and 80%. Gross profit from pharmaceutical sales was $49.0 million in the second quarter of 2000, an increase of 20% over the same period in 1999.

- Contract revenue for the second quarter of 2000 totaled $20.6 million and resulted primarily from development activity on behalf of both Spiros Development Corporation II for the Spiros-Registered Trademark- respiratory compounds, and Eli Lilly & Company for inhaled insulin. Contract


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     Revenue from Spiros Development Corporation II during the second quarter of
     2000 was $15.4 million.

- In aggregate, total revenues for the second quarter of 2000 were $81.5 million, an increase of 20% over the second quarter of 1999.

- SG&A expenses for the second quarter of 2000, exclusive of product rights amortization, totaled $35.5 million, an increase of 22% over the same period last year. The increase in SG&A expenses primarily reflects the full effect of our hospital sales force which we were just starting to build in early 1999.

- Operating income from pharmaceutical sales was $9.6 million for the second quarter of 2000, an increase of 15% over the $8.4 million in the second quarter of 1999.

- Adding to our positive second quarter results was the cash flow generated from operations during the quarter which totaled $22.0 million, bringing the year-to-date total to $50.3 million. Non-cash depreciation and amortization totaled $9.1 million for the second quarter 2000 and accounts receivable and inventory balances were $29.0 million and $14.5 million, respectively, at June 30, 2000.

- Our cash and short-term investments totaled $295.1 million at June 30, 2000, up $20.7 million from $274.4 million at December 31, 1999. We believe our current cash balance and strong cash flow from


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     pharmaceutical sales position us to successfully execute our transaction and collaboration strategy moving forward.

Now, I'll turn the presentation over to Cam to review our refocused strategy.

                               REFOCUSED STRATEGY

CAM:

Thanks Mike.

I would now like to share with you an overview of what we are going to do differently moving forward and our thinking behind this important decision.

As you would expect, we continually step back and assess our current business to make decisions that are in the best interest of our stockholders. Our executive management team and board of directors have carefully examined our current business strategy, our pipeline development programs and other business issues, and have concluded that implementing change NOW is in the best interest of our stockholders in the short term, as well as in the medium and long term. This strategy is designed to enable us, in effect, to almost double our current earnings target for the year 2001 and achieve strong annual earnings growth going forward, excluding the impact of product acquisitions, in the low-to-mid 20% range. The enhancement to stockholder value should improve our ability in the long term to pursue a


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range of strategic alternatives in building our pipeline that otherwise might not be available to us today.

It's no secret that, for a considerable time, our stock price has remained frustratingly below where either our investors, or we think it should be. There are, of course, innumerable factors that affect any public company's stock price, but we strongly believe that we've been hampered by the following conditions: uncertainty as to the future prospects and funding needs for Spiros-Registered Trademark- development programs, concern over our sustainable earnings growth profile and confusion in quality of earnings due to our contractual relationship with Spiros Development Corporation II. Our goal is to address each of these factors and to put the Company on a solid path to strong earnings growth by pursuing a more focused growth strategy. The following are our three primary objectives moving forward.

1.   Continue to optimize our sales and marketing assets
2.   Renew our focus on acquiring marketed products, and
3. Achieve value from our drug delivery technology platforms exclusively through partnering.

I'll now focus on changes in our strategy regarding the technology platforms and then Bob will discuss commercial operations.

We plan to realize greater value from our pulmonary delivery technology platform exclusively through partnering. Our objective will be to establish Dura and its inhalation delivery technology as the partner of choice for delivering drugs through or to the lung.


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-    In pursuing this strategy, we have decided, upon the successful acquisition of Spiros Development Corporation II, to discontinue ALL current Spiros-Registered Trademark- cassette development programs, including the development programs for Beclomethasone and Budesonide in the motorized Spiros-Registered Trademark- cassette system. Our decision is based on several factors including: the significant advancements in the new Spiros-Registered Trademark- S2 technology platform, the significant costs associated with completing the cassette programs and the normal clinical and regulatory risks associated with pharmaceutical product development, all weighed against our outlook for the growing, but highly competitive
     U.S. oral inhaled steroid market in 2002 and beyond when these product candidates were targeted to reach the market.

- With respect to the Beclomethasone Spiros-TM- clinical programs, we plan to complete the ongoing reliability study this quarter. The life-cycle data captured from this particular study will assist our scientists as they focus their attention on the inhaled insulin development program. Successful results will confirm our ability to develop a robust, reliable motorized Spiros-Registered Trademark- system. However, we do plan to terminate the Beclomethasone Spiros-TM- 12-week safety and efficacy study that was initiated in late May and we will not proceed to compile and file the Beclomethasone Spiros-TM- NDA.

- With respect to the Budesonide Spiros-TM program, we plan to complete the dose-confirmation study initiated in the second quarter as the data from this study are relevant to the development of the Spiros-Registered Trademark- S2 technology.


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     - In addition, we will shift additional resources to our inhaled insulin program with Lilly, substantially increasing the number of Dura associates currently assigned to the program. The inhaled insulin program has progressed to a juncture where additional resources are required to maintain the momentum of this valuable program. Our working relationship with Lilly is BETTER THAN EVER, as reflected by Jim Harper's quote in our press release, and both parties are committed to this program.

- In addition to an expanding focus on the Lilly collaboration, we will also focus our attention on the continued development of the new Spiros-Registered Trademark- S2 technology that we announced earlier this year. We are very excited to have invented a technology that is designed to maintain the advantages of the Spiros-Registered Trademark- motorized system, mainly to deliver a uniform drug dose with low inspiratory effort, without the need for a battery-powered motor. We believe the Spiros-Registered Trademark-S2 will have significant improvements over the motorized Spiros-Registered Trademark- system - it is smaller, lighter, much simpler to make and assemble, and has a significantly lower projected cost to manufacture - which are beneficial in certain therapeutic categories. We have applied for broad patent coverage on the core powder dispersion technology and on the design and function of the advanced inhalers that incorporate this invention. In addition, the Spiros-Registered Trademark- S2 inhalers will be designed to have the flexibility to be used with our existing blisterdisk powder storage systems, used in the motorized inhaled insulin system, as well as our new unit dose systems. Development of new inhalation products using the existing blisterdisk powder storage systems will benefit from Dura's technical experience and commercial scale


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     manufacturing capacity. We have already experienced significant interest in the Spiros-Registered Trademark- S2 technology and have begun active discussions with potential partners. In June, we gave the first Spiros-Registered Trademark- S2 technical presentation at a management forum meeting on dry powder inhalers in London. The technology and the quality of the IN VITRO data presented were very well received. We plan to reaffirm our IN VITRO data with an IN VIVO scintigraphy study by year-end. In alignment with our refocused strategy, we will commit a targeted and adequate level of funding to the Spiros-Registered Trademark- S2 development program, but like the Lilly collaboration, will seek partner funding to complete development and undertaken clinical programs.

- Often a significant change in strategy brings with it changes in leadership. Such is the case at Dura where leadership will be changing on the technology side. Upon completion of Spiros Development Corporation II acquisition, David Kabakoff plans to leave Dura to pursue other interests. We would like to take the opportunity to thank him for his commitment to the Company over the past years. It has been a pleasure working with David and we wish him the best as he moves on to pursue other interests. In his place, Dr. Lloyd Flanders, currently Senior Vice President of Program Management and Research and Development Planning, will assume responsibility as Senior Vice President of Technology Operations. Lloyd joined Dura in 1998 and has an excellent R&D background at Searle, Warner Lambert and Ligand Pharmaceuticals. Lloyd has been involved in the management of new product development activities since 1980 during which time he has participated in the management of nine approved NDAs.


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Our decision to drop the Spiros-Registered Trademark- motorized cassette programs and focus on developing our Spiros-Registered Trademark- S2 system through collaborative relationships, like that for inhaled insulin with Lilly, confirms our continuing commitment to delivering stockholder value. While this decision allows us to generate stronger earnings and at the same time invest in our sales and marketing assets, it will result in a restructuring of our research and development operations while maintaining the core competencies required to succeed. Significant research and development resources will be moving to the Lilly program, however, a restructuring of the organization is currently ongoing with a commitment to our stockholders to effectively manage R&D investments and deliver on our new earnings targets.

In our decision to discontinue internal development programs and focus our acquisition efforts exclusively on marketed products, we recognize that our long term strategy must include strategic transactions to build our product pipeline. We are confident in our ability to generate high sustainable growth over the next several years through the continued growth of our current products and incremental product acquisitions. Our refocused strategy, aimed at enhancing stockholder value, should improve our ability in the longer-term to pursue synergistic strategic transactions to bring together our commercial capabilities and strengths with strong product pipeline opportunities.


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Now, I'll turn the presentation over to Bob to review the product performance during the second quarter and the excitement that we share for the continued success of our sales and marketing efforts moving forward.

                              COMMERCIAL OPERATIONS

BOB:

Thanks Cam. Let me first cover our year-to-date performance and then I'll talk about growth strategies moving forward. Total pharmaceutical sales were $128 million for the first six months of this year, up 20% from last year. Sales from promoted products were $82 million for the first six months, up 32% from the same period in 1999. We realized the greatest growth from our hospital product line, up 51% from last year, while primary care promoted product sales grew at a more modest rate. Maxipime-Registered Trademark- has become our largest selling product and is growing at the significant rate we anticipated when we acquired it. Also during the second quarter, we launched our first two products from Allergan and the early results on both are positive. Let me provide you a little more detail, as well as convey our enthusiasm for our prospects moving forward.

MAXIPIME-Registered Trademark-

First, let me start with Maxipime-Registered Trademark-. On a year-to-date basis, Maxipime-Registered Trademark- is up 61% over 1999. I'm also pleased by the consistency in our national growth patterns, as every single major metropolitan statistical area is significantly up over last year.


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We've implemented a number of programs this year to impact upon
Maxipime-Registered Trademark-'s success, including continued growth of our hospital sales organization (now at 150 representatives), expansion of the CERIS trials, expansion of our scientific communications activity publications (multiple presentations later this year at ICAAC and IDSA) and through our medical science liaisons. All of these activities have had a substantial impact on sales and formulary approvals.

You may recall that we had a target of moving Maxipime-Registered Trademark-formulary acceptance from the low 30% range last year to approximately 50% of the top 1500 institutions this year. I'm pleased to report that we have had over 150 formulary acceptances in the first half, totaling over 650 hospitals, and are approaching our annual target of 750. While it does take some time from acceptance to achieve substantial pull through, we believe that these recent wins will have a major impact on adding incremental sales to our already highly growing base. Since the beginning of the year, we have achieved approval status on a number of major teaching institution formularies including: Stanford, Duke, UCLA, USC, Latter Day Saints System in Salt Lake City, Methodist in Houston, University of Michigan, Fred Hutchison Cancer Center in Seattle and the University of Wisconsin.

Maxipime-Registered Trademark- has become Dura's largest selling product and it is now the fastest growing injectable antibiotic, faster than any quinolone or beta-lactam and, as you might suspect, faster than all earlier generation cephalosporins. We are working aggressively to develop additional clinical support for Maxipime-Registered Trademark- that differentiates the brand from the competition.


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Several important abstracts will be presented at the fall infectious disease meetings (ICAAC and IDSA). Assuming we can continue down this track, Maxipime-Registered Trademark- has the potential to generate multi-hundred million dollar sales levels. We are selectively evaluating additional investment options now to accelerate growth even more and I'll talk about that in concert with other potential strategic initiatives in just a few moments.

AZACTAM-Registered Trademark-

Our other hospital product, Azactam-Registered Trademark-, has also done very well in the first half. We have been able to turn around the year-over-year sales decline that resulted from several years of limited to no promotion by Bristol-Myers Squibb. Azactam-Registered Trademark- is now growing and is ahead of our expectations. For the first six-months of 1999, Azactam-Registered Trademark- declined by 24%. Thus far this year, we are 40% ahead of 1999. In addition, we are encouraged by the fact that all of our gains are from hospitals that we currently call on, thus assuming we continue to expand our reach, we should be able to generate yet additional sales. So thus far this year, we are performing ahead of consensus estimates for Azactam-Registered Trademark-revenues.

Turning to our primary care promoted products, I'll talk about Ceclor-Registered Trademark- CD which is not where we hoped it would be, Nasarel-Registered Trademark- which is tracking toward plan, and the exciting second quarter launches of Alocril-TM- and Ocuflox-Registered Trademark-.

CECLOR-Registered Trademark- CD

As we discussed at the end of the first quarter, this past flu season was very weak, peaking early in January and dropping precipitously in February and


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March. We estimate that total prescriptions of all second and third generation oral cephalosporins were almost 20% behind where we expected them to be through June as the effects of the poor flu season in the first quarter continued to impact physician prescribing of all of Ceclor-Registered Trademark- CD's competitive class in the second quarter. As a result, inspite of the fact that our sales are ahead of 1999 and that our market share is up compared to last year at this time and that our sales per representative are up significantly, we just haven't been able to reach our expectations. Secondarily, as we experienced during the second quarter in the prior two years, we lost modest market share during the second quarter to other second and third generation cephalosporins with broader therapeutic indications, primarily skin and soft tissue infections. We are optimistic that share growth will move significantly in the second half of the year as it has historically with the onset of the past two flu seasons. That said, we believe that Ceclor-Registered Trademark- CD has strong growth potential within the second and third generation cephalosporin market given its proven efficacy, convenient dosing and competitive pricing, and we expect to grow the product in a normalized season. We are tracking behind our communicated target for 2000 of the mid $50 million range and are now revising our Ceclor-Registered Trademark- CD target to the mid-to-upper $40 million range which is based on a normal upcoming flu season.

NASAREL-Registered Trademark-

- The Nasarel-Registered Trademark- product line on the other hand is tracking toward our annual expectations in the mid $30 million range, but in a similar manner, the overall market growth for intranasal steroids is not growing


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     as fast as it did in 1999. Last year the market grew about 13% in total prescriptions, but this year is up only about 5%. Nasarel-Registered Trademark- market share is about even with last year, which is a little disappointing. We believe that our enthusiasm for and the time committed to the Alocril-TM- launch in the second quarter has probably affected Nasarel-Registered Trademark- in the short term, but we remain optimistic about the mutual prospects for these two brands since allergic rhinitis and allergic conjunctivitis often occur at the same time in allergy patients. In fact, the promotional opportunities are so synergistic, we'll put them in one single visual aid for our fall campaign.

ALLERGAN

- That brings me to the launch of the Allergan products. Alocril-TM-, for the treatment of allergic conjunctivitis, was launched in late March. In that relatively short period, we've moved share of market in our promoted specialties from zero to 5.5%. We're pleased with our success, as is Allergan. Ocuflox-Registered Trademark-, an ophthalmic quinolone antibiotic for the treatment of bacterial conjunctivitis, was launched in late June. It's too early to judge its success, but new prescriptions were up in the first week. Ocuflox-Registered Trademark- has been on the market for several years, but never actively promoted to primary care physicians. It is the brand leader in ophthalmology and we are very enthusiastic about its prospects. We have not provided specific guidance on the revenue impact from these brands, but have said that they would be accretive beginning in 2001 and we remain confident about that.


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STRATEGIC CONSIDERATIONS AND INVESTMENTS

Moving forward, we believe the residual growth prospects in our entire promoted product line are excellent and can drive annual earnings growth, excluding acquisitions, in the low-to-mid 20% range. Historically, we have had a focus on respiratory products. The acquisition and successful start we have experienced with Maxipime-Registered Trademark- and Azactam-Registered Trademark- broadens our sales and marketing expertise substantially. Still, we will maintain our interest in what we call specialty-focused markets, and our hospital products and the Allergan launches are excellent examples of that.

This year we have grown our sales organization by about 17%. We've done so with a realignment of resources from exclusively primary care, where we were at the beginning of 1999, to now acute care or hospital sales representatives and a better targeted, more focused primary care team. While I'm enormously enthusiastic about our performance with Maxipime-Registered Trademark- in particular, I'm also pleased with year-over-year sales increases and substantial improvements in productivity of our primary care group.

We believe we've engineered some sound changes and we'll continue to examine and implement expansion initiatives in the future to optimize our revenue and profitability run rates. Looking ahead, we will design and implement incremental scientific and educational programs over the balance of this year to support Maxipime-Registered Trademark-. We'll continue to expand the hospital sales organization to benefit both Maxipime-Registered Trademark- and Azactam-Registered Trademark-. We'll add resources to drive Maxipime-Registered Trademark-'s usage in long-term care facilities because of its particular utility in treating nursing home acquired pneumonia and finally, we'll explore and implement contract sales support to augment our


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primary care group during the peak seasons in selected parts of the country for
Ceclor-Registered Trademark- CD and Nasarel-Registered Trademark-. We believe that all of these investments will pay back with accelerated revenues over the next couple of years.

BUSINESS DEVELOPMENT

- Over the past year, our business development team has put forth equal attention in pursuing marketed products and pipeline candidates. Under our refocused strategy, we will narrow the focus and expand our executive team within business development. Their focus for the foreseeable future will be exclusively on marketed products. The existing staff has previous experience with Lilly, Aventis, Roche and Glaxo. They are responsible to date for the acquisitions of Myambutol-Registered Trademark-, Nasarel-Registered Trademark-, Maxipime-Registered Trademark-and Azactam-Registered Trademark-and for the Allergan alliance. We have proven that we're adept at acquiring and marketing products and we will expand that effort and focus on acquiring marketed products to further increase our growth possibilities above and beyond the low-to-mid 20% range that we believe we can deliver over the next few years from our existing brands. Obviously, I'm very optimistic about our future prospects and I look forward to helping drive the operating results consistent with those that Mike will share with you now. Mike.

                                REVISED GUIDANCE

MIKE:

Thanks Bob.


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I will first update you on the progress of the proposed acquisition of Spiros
Development Corporation II. The acquisition of Spiros Development Corporation II by Dura will bring with it the rights to specific compounds for use in all existing Spiros-Registered Trademark- systems, including both the motorized system and new Spiros-Registered Trademark- S2 technology. We anticipate being in position to complete the acquisition of Spiros Development Corporation II by late August or early September, with the exact date now solely dependent on the completion of the SEC review of our S-4 registration statement and Spiros Development Corporation II stockholder approval. We have already received Hart-Scott-Rodino clearance. The closing of the Spiros Development Corporation II acquisition is expected to result in a significant write-off for acquired in-process technology and the expenditure of over $60.0 million in net cash along with the issuance of warrants for approximately 2 million Dura shares with an estimated value of approximately $16.0 million. The completion of the acquisition in late August or early September will bring Dura's cash position, post acquisition, to approximately $230 million.

I will now discuss the financial impact of our refocused strategy which will significantly step-up our 2001 earnings target and enhance our already strong cash flow from pharmaceutical sales. We believe our new direction will also position Dura going forward to generate annual earnings growth from our existing business, excluding acquisitions, in the low-to-mid 20% range. The specific impact from the major components of our refocused strategy are as follows:

1) Transitioning to partner funded programs from internally funded development programs will dramatically reduce our R&D spending


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     targets. Our commitment is to manage internal R&D spending, exclusive of partner-funded spending, to a targeted $16-20 million annual range for the years 2001 and 2002. This annual target includes approximately $4 million in existing annual support for our currently marketed products. This is a significant reduction from the targeted mid $40 million estimate for 2001 that would have been necessary to continue development of the two steroid product candidates. We expect this funding level will bring development of the Spiros-Registered Trademark- S2 core system to the point of being able to commence clinical programs with partners in the 2002 timeframe while also delivering on our targeted low-to-mid 20% earnings growth on our existing business in 2002 and beyond.

2) The significant reduction in internal R&D funding positions us to increase our investments in our sales and marketing assets. We expect these investments to expedite the growth of our promoted products, strengthen our ability to achieve strong earnings growth in the long-term and enhance our ability to achieve strong incremental growth from acquired products. Bob mentioned earlier that we are finalizing plans now to expand our hospital selling presence, to invest in scientific support for marketed products, especially Maxipime-Registered Trademark-, and to explore contract sales supplements to our primary care sales force during peak seasons. These investments are expected to increase our quarterly SG&A spending by approximately $2.0 million moving forward. This increases our targeted SG&A spend on our current portfolio of growing products to the low-to-mid $190 million range for 2001.

3) The net impact of these strategic decisions on earnings is to increase our 2001 earnings target for our existing business from the current First Call


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     consensus of $0.37 per share to a range of $0.70 to $0.75 per share. The new earnings target for 2001 represents a greater than 50% increase over a pro forma year 2000 target of $0.45 to $0.50 per share which excludes all Spiros Development Corporation II contract revenue and adjusts internal R&D spending to the targeted range included in the 2001 earnings target. Our 2002 earnings target for our existing business is $0.87 to $0.92 per share, an increase in the low-to-mid 20% range over 2001 and an increase over the current First Call consensus of $0.76 per share. The 2001 and 2002 core business earnings targets are also reflective of a nominal tax rate taking into account our current tax structure and tax deductions associated with the acquisition of SDCII. We expect our effective tax rate to gradually step up beginning in 2003. I also want to emphasize that our 2001 and 2002 earnings targets are based on our existing sales & marketing assets and our commitment to manage internal R&D spending to targeted levels. We are more sharply focused on continuing our success of acquiring currently marketed products with the prime objective for such acquisitions to further grow earnings from our core business beyond our baseline targeted rate.

Our quarterly earnings targets for the third and fourth quarters of 2000 and full year 2000, excluding any impact associated with the restructuring charges associated with reorganization of our R&D operations estimated at $13 to $16 million and the write-off of acquired in-process research and development resulting from the SDCII acquisition, are as follows:

- The impact of our refocused strategy on our earnings target for the third quarter of 2000 is minimal as we restructure our organization and begin


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     making additional investments in our sales and marketing assets. For the third quarter of 2000, we expect EPS of $0.08 to $0.10 per share unchanged from our previously communicated target; this estimate includes the reversal of the income tax provisions recorded in the first and second quarter of 2000 equal to approximately $9.0 million or $0.19 per share. Based on closing the proposed acquisition of Spiros Development Corporation II in late August or early September, we expect our effective tax rate for the year 2000 to be nominal.

- For the fourth quarter of 2000, we expect net income of $0.16 to $0.18 per share up from our previously communicated target of $0.10 to $0.12 per share. This increase reflects the impact of reduced internal R&D spending under our refocused strategy.

- Reflecting the above guidance and actual first and second quarter results, our adjusted earnings target for the year 2000 is EPS of $0.72 to $0.76 per share.

Now, I'll turn the presentation back to Cam to close.

CAM:

Thanks, Mike.

We've taken a while this morning to describe where we are headed and I appreciate your patience in hearing this through. I hope that you now have better clarity as to our business and growth strategy moving forward. As we move through 2000 and beyond, our overriding objectives will be focused execution of our strategy and achievement of our stated goals. We are


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focused on:

     1. Continuing the growth of our six patented, promoted products and acquiring commercialized products that fall into what we're describing as specialty-focused markets;

     2. Advancing the development and commercialization of inhaled insulin, which we are pursuing in collaboration with Eli Lilly & Company;

     3. Continuing development of the Spiros-Registered Trademark- S2 technology. We are very excited about the capabilities and opportunities of this new inhaler technology and we will aggressively seek partnering relationships to expedite the full market potential of this technology platform; and

     4. Enhancing stockholder value to improve our ability in the long-term to pursue a range of strategic alternatives in building our pipeline.

Thank you for your attention and participation in this conference call. We appreciate your interest in and your support of Dura Pharmaceuticals.

We are now available to take your questions. Operator, will you please review the instructions?

THE FOREGOING COMMUNICATION IS BEING FILED PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE 14A-12 UNDER THE SECURITIES EXCHANGE ACT OF 1934. THIS COMMUNICATION DOES NOT CONSTITUTE AN OFFER OR SALE OF SECURITIES. STOCKHOLDERS OF SPIROS DEVLOPMENT CORPORATION II, INC. ARE URGED TO READ THE PROXY STATEMENT-PROSPECTUS WHICH WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 TO BE FILED BY DURA PHARMACEUTICALS, INC. IN CONNECTION WITH THE PROPOSED MERGER BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. AFTER SUCH DOCUMENT IS FILED, IT WILL BE AVAILABLE FREE OF CHARGE ON THE SEC WEBSITE AT WWW.SEC.GOV AND FROM DURA PHARMACEUTICALS, INC. AND SPIROS DEVELOPMENT CORPORATION II, INC. THROUGH THE CONTACT LISTED BELOW. COPIES OF


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


THIS DOCUMENT MAY ALSO BE OBTAINED AT THE CONTACT LISTED BELOW.

CONTACT:

DURA PHARMACEUTCALS, INC.
7475 LUSK BOULEVARD
SAN DIEGO, CALIFORNIA  92121
ATTENTION: CORPORATE SECRETARY
(800) 859-8585



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